UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Information To Be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

BioSpecifics Technologies Corp.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

090931106

(CUSIP Number)

MARITAL TRUST U/W/O EDWIN H WEGMAN DATED 08/10/06

Co-Trustees Mark Wegman and Toby Wegman

4092 Bocaire Boulevard

Boca Raton, FL 33487

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 16, 2007

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The

remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 090931106	13D	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS MARITAL TRUST U/W/O EDWIN H WEGMAN DATED 08/10/06
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION FLORIDA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 935,073
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 935,073
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 935,073
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 090931106	13D	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS Toby Wegman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,890 (see Item 5)
	8	SHARED VOTING POWER 935,073 (1) (see Item 5)
	9	SOLE DISPOSITIVE POWER 1,890 (see Item 5)
	10	SHARED DISPOSITIVE POWER 935,073 (1) (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 936,963 (1) (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.8%
14	TYPE OF REPORTING PERSON IN

(1)

Includes indirect ownership of 935,073 shares of Common Stock beneficially owned by the Trust (as defined below), for which Ms. Wegman disclaims beneficial ownership except to the extent of her pecuniary interest therein.

CUSIP No. 090931106	13D	Page 4 of 9 Pages

1	NAME OF REPORTING PERSONS Mark Wegman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,790 (see Item 5)
	8	SHARED VOTING POWER 996,445 (1) (see Item 5)
	9	SOLE DISPOSITIVE POWER 5,790 (see Item 5)
	10	SHARED DISPOSITIVE POWER 996,445 (1) (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,002,235 (1) (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.7%
14	TYPE OF REPORTING PERSON IN

(1)

Includes indirect ownership of 935,073 shares of Common Stock beneficially owned by the Trust (as defined below), for which Dr. Wegman disclaims beneficial ownership except to the extent of his pecuniary interest therein.

Page 5 of 9 Pages

Item 1.	Security and Issuer.

This Schedule 13D (“Schedule 13D”) relates to shares of par value $0.001 per share (“Common Stock”), of BioSpecifics Technologies Corp. (the “Issuer”), whose principal executive offices are located at 2 Righter Parkway, Delaware Corporate Center II, Wilmington, DE.

Item 2.	Identity and Background.

(a) This Schedule 13D is being filed on behalf of each of the following persons (collectively, the “Reporting Persons” and, individually, a “Reporting Person”):

MARITAL TRUST U/W/O EDWIN H WEGMAN DATED 08/10/06 (the “Trust”);

Toby Wegman as co-trustee of the Trust; and

Mark Wegman as co-trustee of the Trust.

(b) The business/residence address for each Reporting Person is as follows:

Trust: 4092 Bocaire Boulevard

            Boca Raton, FL 33487

Toby Wegman: 4092 Bocaire Boulevard

                           Boca Raton, Fla. 33487

Mark Wegman: 45 Spring Meadow Road

                           Mt. Kisco, NY 10549

(c) Present Principal Occupation or Employment:

Trust: Not applicable

Toby Wegman: Director of Issuer

Mark Wegman: Chief Scientist Computing, IBM Research laboratories; Director of Issuer

(d) During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Page 6 of 9 Pages

(f) Citizenship/Place of Organization:

Trust: Florida

Mark Wegman: United States

Toby Wegman: United States

Item 3.	Source and Amount of Funds or Other Consideration

The Trust acquired the Shares (as defined below) in 2007 after the probate of the Last Will and Testament of Edwin H. Wegman, dated August 10, 2006. Mark Wegman and Toby Wegman are the co-trustees of the Trust.

Separately from the shares of Common Stock held by the Trust, Ms. Wegman and Dr. Wegman each acquired shares of Common Stock in connection with her/his service as a member of the Issuer’s Board of Directors. Dr. Wegman also purchased shares of Common Stock in connection with the Issuer’s initial public offering using his personal funds and inherited shares from a family member.

Item 4.	Purpose of Transaction

Background

The Trust was created pursuant to Article Fourth of the Last Will and Testament of Edwin H. Wegman, dated August 10, 2006 (the “Will”). After Mr. Edwin Wegman’s death on February 16, 2007, the Trust was formed and it acquired the shares of Common Stock (the “Shares”) from the Estate of Edwin H. Wegman (the “Estate”) after the probate of the Will. As the Shares represented greater than 5% of the then-outstanding shares of Common Stock (as of the Trust’s acquisition of the Shares), a Schedule 13D should have been filed by the Trust. Although a Schedule 13D, and any requisite amendments thereto, were inadvertently not timely filed, the Issuer has consistently disclosed the Trust’s beneficial ownership and its trustees’ indirect ownership in connection with the requirements of Item 403 of Regulation S-K. Additionally, the Shares and the transactions relating to the Shares were reported on Forms 3 and 4, as applicable, filed by both the Estate and the trustees of the Trust in accordance with Section 16 of the Securities Exchange Act of 1934, as amended (the “Act”). In connection with the Merger (as defined below), it was brought to the Issuer’s attention that a Schedule 13D was never filed by the Trust. Accordingly, this Schedule 13D is now being filed to comply with the reporting obligations of the Act.

Merger

On October 19, 2020, the Issuer announced that it entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Endo International plc, a public limited liability company incorporated in Ireland (“Parent”), and Beta Acquisition Corp., a Delaware corporation and wholly-owned indirect subsidiary of Parent (“Purchaser”). Pursuant to the Merger Agreement, and on the terms and subject to the conditions thereof, Purchaser will commence a tender offer (the “Offer”) to acquire all of the Issuer’s issued and outstanding shares of Common Stock at a purchase

Page 7 of 9 Pages

price of $88.50 per share of Common Stock, net to the holder thereof in cash, subject to reduction for any applicable withholding taxes and without interest. Following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Purchaser will merge with and into the Issuer, with the Issuer surviving as a wholly-owned subsidiary of Parent, pursuant to Section 251(h) of the General Corporation Law of the State of Delaware without a vote of the Issuer’s stockholders (the “Merger”).

Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors.

Subject to compliance with their obligations under the Support Agreement described in Item 6 below, the Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. Subject to compliance with their obligations under the Support Agreement described in Item 6 below, in addition, the Reporting Persons may engage in discussions with management, the board of directors, and shareholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Issuer’s board of directors.

Except as set forth above, including, without limitation, the Merger, the Reporting Person and Related Persons have no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) The Trust is the beneficial owner of 935,073 shares of Common Stock, which represents 12.7% of the Issuer’s outstanding Common Stock.

Toby Wegman is the beneficial owner of 936,963 shares of Common Stock, which represents 12.8% of the Issuer’s outstanding Common Stock; provided, however, the foregoing amount includes the indirect ownership of 935,073 shares of Common Stock beneficially owned by the Trust, for which Ms. Wegman disclaims beneficial ownership except to the extent of her pecuniary interest therein. Ms. Wegman acquired the remaining 1,890 shares of Common Stock in connection with her service as a member of the Issuer’s Board of Directors.

Mark Wegman is the beneficial owner of 1,002,235 shares of Common Stock, which represents 13.6% of the Issuer’s outstanding Common Stock; provided, however, the foregoing amount includes the indirect ownership of 935,073 shares of Common Stock beneficially owned by the Trust, for which Dr. Wegman disclaims beneficial ownership except to the extent of his pecuniary interest therein. Dr. Wegman acquired the remaining 67,162 shares of Common Stock primarily in connection with his service as a member of the Issuer’s Board of Directors; Dr. Wegman also purchased shares in connection with the Issuer’s initial public offering using his personal funds and inherited shares from a family member.

Page 8 of 9 Pages

The percentage in this Item 5 is based upon 7,344,955 shares of Common Stock that were outstanding as of August 7, 2020, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2020, which was filed on August 10, 2020.

Each of the Reporting Persons hereby expressly disclaims the existence of, and membership, in a “group” (within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder) and disclaims beneficial ownership of the aggregate of 1,004,125 shares of Common Stock collectively held by the Reporting Persons.

In addition, as a result of the Support Agreement, the Trust, Parent and Purchaser may also be deemed to constitute a group for purposes of Rule 13d-3 under the Act. The Reporting Persons disclaim the existence of such a group. If the Trust is deemed to have formed a group with Parent and Purchaser, the group could be deemed to beneficially own the shares collectively held by the group, which would be an aggregate of 935,073 Shares, which constitutes 12.7% of the issued and outstanding shares of Common Stock.

(b) The Trust has sole power to vote and dispose, or direct the disposition, of 935,073 shares of the Common Stock held by the Trust.

Toby Wegman has sole power to vote and dispose, or direct the disposition, of 1,890 shares of Common Stock. Ms. Wegman and Mark Wegman, as co-trustees of the Trust, have shared power to vote and dispose, or direct the disposition, of 935,073 shares of the Common Stock held by the Trust.

Mark Wegman has sole power to vote and dispose, or direct the disposition, of 5,790 shares of Common Stock. Dr. Wegman and Toby Wegman, as co-trustees of the Trust, have shared power to vote and dispose, or direct the disposition, of 935,073 shares of the Common Stock held by the Trust. Dr. Wegman and his wife, Dana, have shared power to vote and dispose, or direct the disposition, of 61,372 shares of Common Stock. Dana Wegman is a citizen of the United States; her address is 45 Spring Meadow Road Mt. Kisco, NY 10549. During the last five years, Dana Wegman has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, Dana Wegman has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(c) There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Persons, except as described in this Schedule 13D.

(d) None.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Page 9 of 9 Pages

Support Agreement

On October 19, 2020, in connection with the Merger, Parent, Purchaser, and the Trust entered into the Support Agreement (the “Support Agreement”). The Support Agreement generally requires that the Trust validly tender all of its shares after commencement of the Offer and to vote against any action, agreement or transaction involving the Issuer that can impede, interfere with or prevent the consummation of the Merger. In addition, under the Support Agreement, the Trust agreed to, if necessary, vote its shares: (a) for the adoption of the Merger Agreement, in the event any vote or consent of the Issuer stockholders is required to adopt the Merger Agreement, approve the Merger or otherwise approve any of the transactions contemplated thereby; (b) against any action or agreement that is intended or would reasonably be expected to result in the failure of any of the conditions set forth in Merger Agreement to be satisfied; (c) against any Acquisition Proposal (as defined in the Merger Agreement); (d) against any other action, agreement or transaction involving Issuer that is intended, or would reasonably be expected, to impede, interfere with or prevent the consummation of the Offer or the Merger or the other transactions contemplated by the Merger Agreement; and (e) against any commitment or agreement to take any action inconsistent with any of the preceding clauses (a) through (d).

The Support Agreement will terminate upon the earliest to occur of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the delivery of written notice of termination by the Trust to Parent and Purchaser following any amendment, modification, change or waiver to any provision of the Merger Agreement that decreases the amount or changes the form of the cash consideration (other than adjustments in accordance with the terms of the Merger Agreement), (iii) the Issuer’s Board of Directors or any authorized committee thereof has effected a Company Board Recommendation Change (as defined in the Merger Agreement) in accordance with the terms and conditions of the Merger Agreement, and (iv) the effective time of the Merger.

The above description of the Support Agreement does not purport to be complete and is qualified in its entirety by the full text of the Support Agreement, which is included as Exhibit 1 to this Statement on Schedule 13D and is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits.

Exhibit Number	Description of Exhibit

Exhibit 1	Support Agreement, dated as of October 19, 2020, by and among Parent, Purchaser, and the Trust.

Exhibit 2	Joint Filing Agreement, dated as of October 29, 2020, by and among the Trust, Toby Wegman, and Mark Wegman.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 29, 2020

MARITAL TRUST U/W/O EDWIN H WEGMAN DATED 08/10/06

By:	/s/ Toby Wegman by Carl A. Valenstein, attorney-in-fact
Name: Toby Wegman
Title: Co-Trustee

By:	/s/ Mark Wegman by Carl A. Valenstein, attorney-in-fact
Name: Mark Wegman
Title: Co-Trustee

TOBY WEGMAN

By:	/s/ Toby Wegman by Carl A. Valenstein, attorney-in-fact

MARK WEGMAN

By:	/s/ Mark Wegman by Carl A. Valenstein, attorney-in-fact